BRYAN CAVE LLP One Metropolitan Square, 211 North Broadway, Suite 3600, St. Louis, MO 63102-2750
T: 314 259 2000 F: 314 259 2020 bryancave.com

December 30, 2016	Todd M. Kaye Direct: 314/259-2194 todd.kaye@bryancave.com

VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of A.S.V., LLC, a Minnesota limited liability company (the “Company”), we hereby confidentially submit the Company’s draft Registration Statement on Form S-1 pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement. The Company is an “emerging growth company” within the meaning of the JOBS Act. Prior to the sale of any shares of common stock subject to the Registration Statement, the Company will convert into a Delaware corporation and change its name from A.S.V., LLC to ASV Holdings, Inc. Also, please note that we have not included 2014 financial statements or the 2015 pro forma financial information in the Registration Statement because they will not be included in the final prospectus. We will add audited 2016 financial statements and pro forma financial information for 2016 to the registration statement before the preliminary prospectus is circulated to investors.

Please direct all notices and communications with respect to this confidential submission to each of the following:

Andrew Rooke, Chief Executive Officer

A.S.V., LLC

840 Lily Lane

Grand Rapids, Minnesota 55744

Telephone: (218) 327-3434

Email: arooke@manitex.com

and

Draft Registration Statement

December 30, 2016

Todd M. Kaye

Bryan Cave LLP One Metropolitan Square

211 North Broadway, Suite 3600

St. Louis, Missouri 63102

Telephone: (314) 259-2194

Email: todd.kaye@bryancave.com

If you have any questions with respect to this confidential submission, please contact the undersigned at (314) 259-2194.

Very truly yours,

/s/ Todd M. Kaye
Todd M. Kaye

cc:	Andrew Rooke (A.S.V., LLC)
Taavi Annus (Bryan Cave LLP)